UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kintara Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

49720K101

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 49720K101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carolyn A. Pilkiewicz
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 81,395
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 1,651,394 (1)
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 81,395
	8	SHARED DISPOSITIVE POWER 1,651,394
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,789 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.03%***
12	TYPE OF REPORTING PERSON IN

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of the common stock, $0.001 par value per share (the “Common Stock”) of Kintara Therapeutics, Inc. (the “Company”) beneficially owned by The Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001 (“FGPRT”) may be deemed to be beneficially owned by Carolyn A. Pilkiewicz and Michael B. DeGidio as Co-Trustees of FGPRT.

* The reporting persons expressly disclaim (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.

** This amount consists of: 1,732,789 shares of the Common Stock held by Mrs. Pilkiewicz, including 1,651,394 shares of Common Stock held by FGPRT of which Mrs. Pilkiewicz is a beneficiary and Co-Trustee, 75,223 shares of Common Stock held by Mrs. Pilkiewicz personally and 6,172 shares of Common Stock issuable upon exercise of a warrant held by Mrs. Pilkiewicz personally. Mrs. Pilkiewicz has shared voting and investment control of the securities held by FGPRT.

*** Based on 24,662,299 shares of the Company’s Common Stock outstanding as of November 9, 2020.

SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 49720K101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael B. DeGidio
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 6,544
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 1,651,394
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 6,544
	8	SHARED DISPOSITIVE POWER 1,651,394
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,657,938 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.72%***
12	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. Mr. DeGidio is Co-Trustee of FGPRT, but is not a beneficiary and disclaims beneficial ownership of the securities held FGPRT. Mr. DeGidio expressly acknowledges that he individually neither holds any beneficial ownership, nor any pecuniary interest, in such FGPRT securities.

** This amount consists of: 1,657,938 shares of the Common Stock held by Mr. DeGidio, including 1,651,394 shares of Common Stock held by FGPRT of which Mr. DeGidio is a Co-Trustee, 4,601 shares of Common Stock held by Mr. DeGidio personally and 1,943 shares of Common Stock issuable upon exercise of a warrant held by Mr. DeGidio personally. Mr. DeGidio has shared voting and investment control of the securities held by FGPRT.

*** Based on 24,662,299 shares of the Company’s Common Stock outstanding as of November 9, 2020.

SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 49720K101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 1,651,394
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,651,394
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,394
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%**
12	TYPE OF REPORTING PERSON OO

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. Mr. DeGidio expressly acknowledges that he individually neither holds any beneficial ownership, nor any pecuniary interest, in such securities.

** Based on 24,662,299 shares of the Company’s Common Stock outstanding as of November 9, 2020.

SCHEDULE 13G

(Amendment No. 1)

Item 1(a).	Name of Issuer:

Kintara Therapeutics, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
12707 High Bluff Dr., Suite 200, San Diego, CA 92130

Item 2(a) and (b).	Name of Person Filing and Address of Principal Business or Office or, if none, Residence:

Carolyn Pilkiewicz
The Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001
Michael B. DeGidio
3 Davenport Drive
Princeton Junction, NJ 08550

Item 2(c).	Citizenship:

Carolyn Pilkiewicz is a citizen of the United States.
The Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001 was organized under the laws of the State of New Jersey.
Michael B. DeGidio is a citizen of the United States.

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:

49720K101

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act.
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a) Amount beneficially owned:

	Carolyn Pilkiewicz	-	1,732,789 shares.

This amount consists of: 1,732,789 shares of the Common Stock held by Mrs. Pilkiewicz, including 1,651,394 shares of Common Stock held by FGPRT of which Mrs. Pilkiewicz is a beneficiary and Co-Trustee, 75,223 shares of Common Stock held by Mrs. Pilkiewicz personally, and 6,172 shares of Common Stock issuable upon exercise of a warrant held by Mrs. Pilkiewicz personally. Mrs. Pilkiewicz has shared voting and investment control of the securities held by FGPRT.

	The Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001	-	1,651,394 shares.

	Michael B. DeGidio	-	1,657,938 shares

This amount consists of: 1,657,938 shares of the Common Stock held by Mr. DeGidio, including 1,651,394 shares of Common Stock held by FGPRT of which Mr. DeGidio is a Co-Trustee, 4,601 shares of Common Stock held by Mr. DeGidio personally and 1,943 shares of Common Stock issuable upon exercise of a warrant held by Mr. DeGidio personally. Mr. DeGidio has shared voting and investment control of the securities held by FGPRT.

(b) Percent of class:

	Carolyn Pilkiewicz	-	7.03%
	The Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001	-	6.7%.
	Michael B. DeGidio	-	6.72%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Carolyn Pilkiewicz	-	81,395 shares.
Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001	-	-0- shares.
Michael B. DeGidio	-	6,544 shares.

(ii) Shared power to vote or to direct the vote:

Carolyn Pilkiewicz	-	1,651,394 shares.
Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001	-	1,651,394 shares.
Michael B. DeGidio	-	1,651,394 shares.

(iii) Sole power to dispose or to direct the disposition of:

Carolyn Pilkiewicz	-	81,395 shares.
Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001	-	-0- shares.
Michael B. DeGidio	-	6,544 shares.

(iv) Shared power to dispose or to direct the disposition of:

Carolyn Pilkiewicz	-	1,651,394 shares.
Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001	-	1,651,394 shares.
Michael B. DeGidio	-	1,651,394 shares.

Mrs. Pilkiewicz has voting and dispositive power of: 1,732,789 shares of the Common Stock held by Mrs. Pilkiewicz, including 1,651,394 shares of Common Stock held by FGPRT of which Mrs. Pilkiewicz is a beneficiary and Co-Trustee, 75,223 shares of Common Stock held by Mrs. Pilkiewicz personally, and 6,172 shares of Common Stock issuable upon exercise of a warrant held by Mrs. Pilkiewicz personally. Mrs. Pilkiewicz has shared voting and investment control of the securities held by FGPRT.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below each of Carolyn Pilkiewicz, Frank G. Pilkiewicz Revocable Trust dtd 10-17-2001, and Michael B. DeGidio certifies that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

By:	/S/ Carolyn Pilkiewicz
Carolyn Pilkiewicz, Co-Trustee

By:	/S/ Michael B. DeGidio
Michael B. DeGidio

FRANK G. PILKIEWICZ REVOCABLE TRUST DTD 10-17-2001

By:	/S/ Carolyn Pilkiewicz
Carolyn Pilkiewicz, Co-Trustee

By:	/S/ Michael B. DeGidio
Michael B. DeGidio, Co-Trustee

LIST OF EXHIBITS

Exhibit No.	Description

99.1*	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by and among the Reporting Persons on November 16, 2020).

 * Previously filed.